Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 10, 2011

Registration No. 333-170965

FLUIDIGM CORPORATION

This free writing prospectus relates only to the securities of Fluidigm Corporation and should be read together with the preliminary prospectus dated January 28, 2011 related to this offering (the “Preliminary Prospectus”) and included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-170965) (“Amendment No. 3”). On February 9, 2011, we filed Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”), which contains a preliminary prospectus dated February 9, 2011 to supplement and update certain information previously provided in our Preliminary Prospectus. A copy of Amendment No. 6 and the accompanying preliminary prospectus may be obtained by following this link: http://www.sec.gov/Archives/edgar/data/1162194/000119312511028760/ds1a.htm . This free writing prospectus summarizes the collective amendments and supplements to the Preliminary Prospectus that appear in the preliminary prospectus included in Amendment No. 6. References to “Fluidigm,” “we,” “us,” “our” and “our company” refer to Fluidigm Corporation and its subsidiaries.

The amendments and supplements to the Preliminary Prospectus are summarized as follows:

•	We have added a new section entitled “2011 Option Grants to Officers and Directors” to page 6 of the Preliminary Prospectus under the caption “Prospectus Summary” which reads as follows:

2011 Option Grants to Officers and Directors

In January 2011, we granted options to purchase shares of our common stock to our directors and executive officers. All of these grants had an exercise price of $8.37 per share, which our board of directors determined to be the fair value of our common stock at the time of grant. The grants to our directors were standard annual director grants, in this case for service during 2011. Each director received an option to purchase 8,670 shares. The grants to our executive officers featured performance based vesting and represent the equity component of our 2010 compensation program for executive officers. Each executive officer received two options to purchase a total of 11,560 shares. Based on the difference between the exercise price of the options and $14.50, the mid-point of the range set forth on the cover page of this prospectus, multiplied by the number shares granted, the current value of the option granted to each director would be $53,119 and the current value of the option granted to each executive officer would be $70,825.

•	We have revised the third bullet on page 7 of the Preliminary Prospectus, which references the number of shares reserved for issuance under our equity compensation plans, to read as follows:

•

1,306,629 shares of common stock reserved for future issuance under our stock-based compensation plans, including 1,250,000 shares of common stock reserved for issuance under our 2011 Equity Incentive Plan, which will become effective on the date of this prospectus, and any future automatic increase in shares reserved for issuance under such plan, and 56,629 shares of common stock reserved for issuance under our 2009 Equity Incentive Plan as of January 11, 2011, which shares will be added to our 2011 Equity Incentive Plan upon effectiveness of such plan; and

•

We have updated the pro forma and pro forma as adjusted amounts of total stockholders’ (deficit) equity as of September 30, 2010 as set forth in the consolidated balance sheet data on page 9 of the Preliminary Prospectus to be $(290) and $66,803, respectively. We have also updated the disclosure in footnote 1 on page 9 of the Preliminary Prospectus describing the calculation of the pro forma and pro forma as adjusted amounts to read as follows:

(1) Reflects on a pro forma basis (i) the filing of our sixth amended and restated certificate of incorporation on January 6, 2011, which adjusted the conversion rate of our Series E preferred stock from 1-to-1 to 1-to-1.3; (ii) the conversion of all outstanding shares of convertible preferred stock into common stock and the reclassification of the convertible preferred stock warrant liabilities to additional paid-in capital, each effective upon the closing of this offering; and (iii) the issuance and sale in January 2011 of promissory notes in an aggregate principal amount of $5.0 million and related warrants to purchase an aggregate of 103,182 shares of our Series E-1 convertible preferred stock with an exercise price of $0.02 per share, which results in a discount to the January 2011 promissory notes of approximately $1.2 million, and the exercise and conversion of such warrants into 103,182 shares of common stock immediately prior to the consummation of this offering (while these note and warrant adjustments are reflected in the table above, they are not reflected in the pro forma balances set forth in our interim condensed consolidated financial statements included elsewhere in this prospectus ).

We also revised footnote (2) on page 9 of the Preliminary Prospectus to indicate that the pro forma as adjusted amounts include the recognition of any pro forma debt discount related to our repayment of the notes issued in January 2011.

•

We have updated the disclosure in the last paragraph of the risk factor entitled “We may be involved in lawsuits to protect or enforce our patents and proprietary rights, to determine the scope, coverage and validity of others’ proprietary rights, or to defend against third party claims of intellectual property infringement that could require us to spend significant time and money and could prevent us from selling our products or services or impact our stock price” on page 26 of the Preliminary Prospectus to read as follows:

We engage in discussions regarding possible commercial, licensing and cross-licensing agreements with third parties from time to time. For example, we have engaged in such discussions with Caliper Life Sciences regarding its microfluidic patent portfolio and we have engaged in such discussions with Life Technologies regarding the ‘934 patent and other patents owned by the parties, including patents in the field of digital PCR. There can be no assurance that these discussions will lead to the execution of commercial license or cross-license agreements or that such agreements will be on terms that are favorable to us. If these discussions are successful, we could be obligated to pay license fees and royalties to such third parties. If these discussions do not lead to the execution of mutually acceptable agreements, one or more of the parties involved in such discussions could resort to litigation to protect or enforce its patents and proprietary rights or determine the scope, coverage and validity of the proprietary rights of others. In addition, if we enter into cross-licensing agreements, there is no assurance that we will be able to effectively compete against others who are licensed under our patents.

•	We have updated the section entitled “Capitalization” beginning on page 34 of the Preliminary Prospectus to read as set forth on Exhibit A hereto.

•	We have updated the section entitled “Dilution” beginning on page 36 of the Preliminary Prospectus to read as set forth on Exhibit B hereto

•

We have added a new section entitled “2011 Option Grants” to page 46 of the Preliminary Prospectus under the caption “Critical Accounting Policies, Significant Judgments and Estimates” which reads as follows:

2011 Option Grants

In January 2011, we granted options to purchase a total of 428,698 shares of our common stock to our directors, executive officers and employees. All of these grants had an exercise price of $8.37 per share, which our board of directors determined to be the fair value of our common stock at the time of grant. The grants to our directors were standard annual director grants, in this case for service during 2011. Each director received an option to purchase 8,670 shares. The grants to our executive officers featured performance based vesting and represent the equity component of our 2010 compensation program for executive officers. Each executive officer received two options to purchase a total of 11,560 shares. The remaining options to purchase a total of 321,769 shares of our common stock were granted to other employees of our company. Based on the difference between the exercise price of the options and $14.50, the mid-point of the range set forth on the cover page of this prospectus, multiplied by the number shares granted, the current value of the option granted to each director would be $53,119 and the current value of the option granted to each executive officer would be $70,825. Using this same approach, the total current value of options granted to all other employees in January 2011 would be $2.0 million.

Our board’s determination of the fair value of our common stock at the time of these grants was based on a weighting of two possible scenarios, a sale of our company and an initial public offering. Because of our need for additional financial resources to support our ongoing operations, the board believed we would likely need to pursue one of these two options within the next 12 months.

In analyzing the sale of our company scenario, the board used two standard valuation techniques, discounted cash flow analysis and public company comparable analysis. Both of these approaches indicated an enterprise value for our company that was less than the enterprise value implied by a per share value equal to the midpoint of the range set forth on the cover of this prospectus. In evaluating the reasonableness of the values produced by these methodologies the board noted that we had received an unsolicited acquisition offering in December that included an initial payment that was substantially lower than the value derived from these methodologies and a contingent payment that, if paid, would have resulted in a price higher than the value produced by these methodologies. While the board declined to accept the acquisition offer, the offer did suggest that the values produced by these methodologies were reflective of actual market conditions. Because the two methodologies provided similar results, the board determined that our enterprise value was the average of the two values. The board allocated the portion of the value that would be available to our stockholders in a sale of our company to our outstanding securities using the option pricing method taking into account the impact of the significant liquidation preferences associated with our preferred stock. A discount for lack of marketability was applied to the per share value derived using this method resulting in an estimated fair value of $2.75 per share.

In determining our value in an initial public offering scenario, the board chose to use a method similar to that used by our underwriters in valuing our company. Using this approach, the board analyzed the trading multiples of comparable public companies with respect to forecasted 2011 and 2012 sales and applied those multiples to our forecasted sales. The value produced by this analysis was adjusted for an IPO discount, debt obligations and other factors. This methodology produced a per share value for our common stock that was within the tentative range of offering prices provided by our underwriters in mid-December 2010.

Our board then assigned probabilities to each of the two scenarios and determined the fair value of our common stock based on an average of the prices under the two scenarios weighted for the probability of each scenario. As we had already filed for an initial public offering, the board considered that scenario to be more likely than a sale of our company. However, the board noted that the market for initial public offerings was inherently uncertain, that the stability and strength of the public equity market could be easily diminished by unforeseeable political and economic events, that the offering could be delayed and possibly cancelled, and that, in 2008, we had progressed further towards an initial public offering but had not been able to complete an offering. In addition, the board determined that, despite our efforts to complete a public offering, the prospects for a sale of our company were also significant. This conclusion was based on numerous factors including the previously received indications of interest in acquiring our company, the risks associated with our public offering and our financing needs. As a result, our board assigned a probability weighting of 60% to the initial public offering scenario and 40% to the sale of our company scenario. As discussed above, under the company sale scenario, our common stock has an estimated fair value that is substantially lower than the mid-point of the offering range set forth on the cover page of this prospectus. As a result of the fair values determined under each scenario and the weighting assigned to each scenario, the board determined the fair value of our common stock to be $8.37 per share.

•	We have updated the disclosure on page 98 of the Preliminary Prospectus under the subheading “2010 Corporate Goals” to read as follows:

Our 2010 corporate goals were proposed by Mr. Worthington and revised and approved by our compensation committee. These goals were developed in January 2010, and our operating plan at that time assumed that we would not engage in any significant fundraising activities during 2010. The 2010 corporate goals were (i) ending 2010 with $5 million of available cash; (ii) releasing the FC1 thermal cycler in the second quarter, releasing the FR48.48 Dynamic Array chip in the second quarter, entering into a non-invasive pre-natal diagnostic collaboration by the second quarter, releasing a BioMark system with a high throughput thermal cycler in the third quarter, and having a peer-reviewed article published in a specific field by the third quarter; (iii) increasing our identified sales opportunities to specified levels for each of our three actively marketed microfluidic systems and (iv) achieving a ratio of 64% for cost of product sales divided by total revenue for 2010 and profitability for the fourth quarter. In June of 2010, we revised our operating plan in light of changed economic and business conditions. While these goals remain in effect for executive compensation purposes, the financial metrics contained in these corporate goals should not be taken as indicative of our actual performance for 2010. For example, as discussed elsewhere in this prospectus, we expect to raise additional funds in this offering and incur operating and net losses for the foreseeable future. The compensation committee believed attaining the 2010 corporate goals would take a high level of executive performance. The committee did not assign weights to these goals when they were approved but has reserved the authority to assign weights to them when determining bonuses and performance stock option vesting.

•

We have revised the disclosure on pages 101 and 102 of the Preliminary Prospectus under the subheading “Option Awards” to indicate that the date the Board approved the 2009 option awards was November 17, 2009 and that while the number of shares subject to each grant was fixed, the options were considered performance based because the vesting schedule associated with each grant was tied to achievement of corporate or departmental goals for 2009. We also added new fourth and fifth paragraphs under that heading which read as follows:

As indicated under “Achievement of Corporate Goals in 2009” and “Achievement of Department Goals in 2009” above, in January 2010, our compensation committee determined that our 2009 corporate goals had been 60% met and our 2009 department goals had been met to varying degrees. As a result of these determinations, our compensation committee approved acceleration of vesting under the first option grant to each executive officer of 60%, resulting in the immediate vesting of 60% of the shares subject to each first option on January 28, 2010. In addition, our compensation committee approved acceleration of vesting of each second option based on achievement of individual department goals, with Mr. Worthington receiving 45% acceleration, Mr. Smith receiving 90% acceleration, Mr. Jones receiving 25% acceleration and Mr. Jog receiving 100% acceleration.

In January 2011, the compensation committee made grants of performance based options to our executive officers that were tied to their performance in 2010. Specifically each executive officer received one option to purchase 5,780 shares related to the achievement of departmental goals and an option to purchase 5,780 shares related to the attainment of corporate goals. The initial vesting of these options and the acceleration provisions of these options is the same as for the 2009 performance based options described above except that acceleration is contingent upon attainment of 2010 corporate and departmental goals. The compensation committee’s selection of an aggregate grant of 11,560 shares was based on the committee’s determination that such number of shares would provide meaningful compensation to our executive officers and a meaningful incentive to achieve the corporate and departmental goals. This determination was based in part on the committee’s experience with the 2009 options and a desire to maintain consistency in our compensation policies. The committee did not rely on compensation surveys or other third party sources in arriving at this number. The compensation committee has not yet determined whether the 2010 corporate or departmental goals have been achieved. This determination will be based in part on financial metrics that will not be determined until our 2010 financial statements have been prepared and audited. We anticipate that the compensation committee will determine the accelerated vesting, if any, of the January 2011 performance based grants at some point during the first quarter of 2011 after our audited financial statements are available.

•	We have revised footnote 2 to the “Summary Compensation Table” on page 105 to read as follows:

(2) The amounts in this column for 2009 represent total performance-based bonuses earned for service rendered during fiscal 2009 under our incentive bonus plan. Our compensation committee has not yet determined performance based bonuses for 2010, as these bonuses are based in part on financial metrics that will not be determined until our 2010 financial statements have been prepared and audited. We anticipate that the compensation committee will determine the 2010 performance bonuses at some point during the first quarter of 2011 after our audited financial statements are available, but a specific date for determination has not yet been set. For a description of our 2009 and 2010 bonus plans, please see “Incentive Bonus Plan” under “Compensation Discussion and Analysis” above.

•

We have supplemented the disclosure under the table labeled “Grant of Plan Based Awards” on page 106 of the Preliminary Prospectus by adding footnote (3) to the column entitled “Estimated Payouts Under Non-Equity Incentive Plan Awards Target ($),” which reads as follows:

(3) Amounts in this column represent the maximum amount payable to each of our Named Executive Officers pursuant to our 2010 bonus plan for attainment of 2010 corporate and departmental goals. Our compensation committee has not yet determined the amounts payable under our 2010 bonus plan as the bonuses are based in part on financial metrics that will not be determined until our 2010 financial statements have been prepared and audited. We anticipate that the compensation committee will determine the 2010 performance bonuses at some point during the first quarter of 2011 after our audited financial statements are available, but a specific date for determination has not yet been set. The grant date listed for these amounts in the table above corresponds to the date on which our compensation committee set the maximum amount payable to each of our Named Executive Officers pursuant to our 2010 bonus plan and confirmed the 2010 corporate and departmental goals to be used in the final determination of such bonus amounts.

•

We have updated the disclosure under the subheading “2009 Bridge Financing and Issuance of Series E Convertible Preferred Stock” beginning on page 120 of the Preliminary Prospectus to indicate that the aggregate purchase price paid by investors was $8,203,222.

•

We supplemented the disclosure under the caption “Certain Relationships and Related Party Transactions” by adding a new section entitled “Adjustment of Series E Conversion Price” on page 124 of the Preliminary Prospectus. The full text of the new section appears on Exhibit C hereto.

•

We have updated the disclosure on page F-18 of the Notes to the Consolidated Financial Statements by revising the first paragraph under the heading “Unaudited Pro Forma Net Loss per Share of Common Stock” to read as follows:

In December 2010, the Company’s board of directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) for the Company to sell shares of common stock to the public. Pro forma basic and diluted net loss per share of common stock have been computed in contemplation of the completion of this offering and give effect to the conversion of all the Company’s outstanding convertible preferred stock into common stock. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from changes in the fair value of convertible preferred stock warrants as these will become warrants to purchase shares of the Company’s common stock upon a qualifying initial public offering. In January 2011, the Company’s board of directors and stockholders approved a change in the conversion rate of the Company’s Series E convertible preferred stock such that the holders of Series E stock will receive approximately 2,000,000 more shares of common stock upon conversion. During 2011, the Company will account for the increase as a non-cash deemed dividend of approximately $9,900,000 based on the fair value of the Company’s common stock at the time of the change in conversion rate. The following table reconciles the calculation of pro forma loss per share (unaudited, in thousands, except per share amounts):

•	We have revised the disclosure on page F-45 of the Notes to the Condensed Consolidated Financial Statements under the heading “Pro Forma Presentation” to read as follows:

The Company’s board of directors has approved the filing of a registration statement on Form S-1 with respect to a proposed initial public offering of its common stock. The unaudited pro forma information as of September 30, 2010 contemplates the conversion of all outstanding shares of convertible preferred stock into shares of common stock, the reclassification of preferred stock warrant liabilities to additional paid-in capital, and the filing of the Company’s sixth amended and restated certificate of incorporation (Note 12). The pro forma information excludes any common stock that may be issued upon a public offering by the Company and any related net proceeds therefrom.

Fluidigm has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fluidigm has filed with the SEC for more complete information about Fluidigm and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Fluidigm and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., via telephone: (800) 503-4611; or standard mail at 100 Plaza One, Jersey City, NJ 07311 Attn: Prospectus Department or Piper Jaffray & Co., via telephone: (800) 747-3924; or standard mail at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402.

Exhibit A

CAPITALIZATION

The table below sets forth our capitalization as of September 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the filing of our sixth amended and restated certificate of incorporation on January 6, 2011, which adjusted the conversion rate of our Series E preferred stock from 1-to-1 to 1-to-1.3;

•

the conversion of all outstanding shares of convertible preferred stock into common stock and the reclassification of the convertible preferred stock warrant liabilities to additional paid-in capital, each effective upon the closing of this offering; and

•

the issuance and sale in January 2011 of promissory notes in an aggregate principal amount of $5.0 million and related warrants to purchase an aggregate of 103,182 shares of our Series E-1 convertible preferred stock with an exercise price of $0.02 per share, which results in a discount to the January 2011 promissory notes of approximately $1.2 million, and the exercise and conversion of such warrants into 103,182 shares of common stock immediately prior to the consummation of this offering (while these note and warrant adjustments are reflected in the table below, they are not reflected in the pro forma balances set forth in our interim condensed consolidated financial statements included elsewhere in this prospectus).

•

on a pro forma as adjusted basis to also give effect to (i) the pro forma conversions and reclassifications described above (ii) the sale of 5,172,414 shares of our common stock in this offering at the assumed initial public offering price of $14.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the repayment of the notes issued by us in January 2011 and the recognition of the related pro forma debt discount.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(unaudited, in thousands, except per share amounts)
Long-term debt, net of current portion	$11,590	$11,590	$11,590
Convertible preferred stock warrant liabilities	397	—	—
Convertible preferred stock issuable in series: $0.001 par value, 11,269 shares authorized, 10,297 shares issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma); 10,000 shares authorized, no shares issued and outstanding (pro forma as adjusted)	184,549	—	—
Stockholders’ equity (deficit):
Common stock: $0.001 par value, 18,327 shares authorized, 1,934 shares issued and outstanding (actual); $0.001 par value, 16,909 shares authorized, 13,518 shares issued and outstanding (pro forma); $0.001 par value, 200,000 shares authorized, 18,690 shares issued and outstanding (pro forma as adjusted)	2	13	18
Preferred stock: $0.001 par value, no shares authorized, issued or outstanding (actual); 10,000 shares authorized, no shares issued and outstanding (pro forma and pro forma as adjusted)	—
Additional paid-in capital(1)	10,604	196,698	264,943
Accumulated other comprehensive loss	(752)	(752)	(752)
Accumulated deficit	(196,249)	(196,249)	(197,406)

Total stockholders’ (deficit) equity(1)	(186,395)	(290)	66,803

Total capitalization(1)	$10,141	$11,300	$78,393

A-1

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $4.9 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase of 1.0 million shares in the number of shares offered by us would increase additional paid-in capital, total stockholders’ equity and total capitalization by approximately $13.6 million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, would decrease additional paid-in capital, total stockholders’ equity and total capitalization by approximately $13.6 million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

The table above excludes the following shares:

•	1,846,622 shares of common stock issuable upon exercise of options outstanding as of September 30, 2010, at a weighted average exercise price of $4.19 per share;

•

434,572 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010, at a weighted average exercise price of $18.11 per share, after conversion of our convertible preferred stock;

•

1,306,629 shares of common stock reserved for future issuance under our stock-based compensation plans, including 1,250,000 shares of common stock reserved for issuance under our 2011 Equity Incentive Plan, and any future increase in shares reserved for issuance under such plan, which will become effective on the date of this prospectus, and 56,629 shares of common stock reserved for issuance under our 2009 Equity Incentive Plan as of January 11, 2011, which shares will be added to our 2011 Equity Incentive Plan upon effectiveness of such plan; and

•

241 shares of common stock that were issued and outstanding but were not included in stockholders’ deficit as of September 30, 2010, pursuant to accounting principles generally accepted in the United States, as these shares were subject to a right of repurchase by us.

A-2

Exhibit B

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Our pro forma net tangible book deficit as of September 30, 2010 in the amount of $0.3 million, or $0.02 per share, was based on the total number of shares of our common stock outstanding as of September 30, 2010, after giving effect to:

•	the filing of our sixth amended and restated certificate of incorporation on January 6, 2011, which adjusted the conversion rate of our Series E preferred stock from 1-to-1 to 1-to-1.3;

•

the conversion of all outstanding shares of convertible preferred stock into common stock and the reclassification of the convertible preferred stock warrant liabilities to additional paid-in capital, each effective upon the closing of this offering; and

•

the issuance and sale in January 2011 of promissory notes in an aggregate principal amount of $5.0 million and related warrants to purchase an aggregate of 103,182 shares of our Series E-1 convertible preferred stock with an exercise price of $0.02 per share, which results in a discount to the January 2011 promissory notes of approximately $1.2 million, and the exercise and conversion of such warrants into 103,182 shares of common stock immediately prior to the consummation of this offering (while these note and warrant adjustments are reflected in the table below, they are not reflected in the pro forma balances set forth in our interim condensed consolidated financial statements included elsewhere in this prospectus).

After giving effect to our sale of 5,172,414 shares of common stock in this offering at an assumed initial public offering price of $14.50 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming the repayment of the $5.0 million of promissory notes issued in January 2011 (including the recognition of any related debt discounts thereon), our pro forma as adjusted net tangible book value as of September 30, 2010 would have been $66.8 million, or $3.57 per share. This represents an immediate increase in net tangible book value of $3.59 per share to existing stockholders and an immediate dilution in net tangible book value of $10.93 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$14.50
Pro forma net tangible book deficit per share as of January 7, 2011	(0.02)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors	3.59

Pro forma as adjusted net tangible book value per share after this offering		3.57

Pro forma dilution per share to new investors in this offering		$10.93

Each $1.00 increase (decrease) in the assumed public offering price of $14.50 per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $4.9 million, or approximately $0.26 per share, and the pro forma dilution per share to investors in this offering by approximately $11.67 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, would result in a pro forma as adjusted net tangible book value of approximately $80.4 million, or $4.08 per share, and the pro forma dilution per share to investors in this offering would be $10.42 per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, would result in an pro forma as adjusted net tangible book value of approximately $53.1 million, or $3.00 per share, and the pro forma dilution per share to investors in this offering would be $11.50 per share. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $3.98 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $4.00 per share and the dilution to new investors purchasing shares in this offering would be $10.52 per share.

The following table presents on the pro forma as adjusted basis described above as of September 30, 2010, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options, the value of any stock issued for services and the proceeds from the issuance of convertible promissory notes which were subsequently converted to shares of convertible preferred stock, and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration(1)		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	13,518	72%	188,317	72%	13.93
New investors	5,172	28	75,000	28	14.50

Totals	18,690	100.0%	$263,317	100%	$14.08

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $4.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would increase the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $13.6 million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $13.6 million.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 68% and our new investors would own 32% of the total number of shares of our common stock outstanding after this offering.

The table above excludes the following shares:

•	1,846,622 shares of common stock issuable upon exercise of options outstanding as of September 30, 2010, at a weighted average exercise price of $4.19 per share;

•

434,572 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010, at a weighted average exercise price of $18.11 per share, after conversion of our convertible preferred stock;

•

1,306,629 shares of common stock reserved for future issuance under our stock-based compensation plans, including 1,250,000 shares of common stock reserved for issuance under our 2011 Equity Incentive Plan, and any future increase in shares reserved for issuance under such plan, which will become effective on the date of this prospectus, and 56,629 shares of common stock reserved for issuance under our 2009 Equity Incentive Plan as of January 11, 2011, which shares will be added to our 2011 Equity Incentive Plan upon effectiveness of such plan; and

•

241 shares of common stock that were issued and outstanding but were not included in stockholders’ deficit as of September 30, 2010, pursuant to accounting principles generally accepted in the United States, as these shares were subject to a right of repurchase by us.

To the extent that any of these options or warrants are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Exhibit C

Adjustment of Series E Conversion Price

In early December 2010, we engaged in discussions with the holders of our preferred stock to remove the requirement in our fifth amended and restated certificate incorporation that shares issued in our initial public offering must be issued at a price of at least $34.453 per share in order to cause the automatic conversion of our outstanding preferred stock into common stock. In addition, holders of our Series E preferred stock were entitled to an adjustment to the rate of conversion of such stock into common stock in the event that shares were sold in this offering at a price per share of less than $24.22 per share. Based on our expected offering price, our board concluded that this minimum price requirement and Series E preferred stock conversion rate adjustment could prevent, or at least add uncertainty to our initial public offering. In an effort to reduce this uncertainty, we proposed to amend our certificate of incorporation to remove the $34.453 minimum threshold for automatic conversion, adjust the Series E conversion price from $24.22 to $18.632 to give the holders of our Series E preferred stock some, but not all, of their expected conversion rate adjustment, and waive any further adjustment of the Series E conversion rate in connection with our initial public offering. As a result of this adjustment, upon a conversion of Series E preferred stock to common stock, each holder of Series E preferred stock would be entitled to receive 1.30 shares of common stock for each share of Series E preferred stock. Our sixth amended and restated certificate of incorporation giving effect to these changes was approved by the holders of our common stock and preferred stock on January 6, 2011.

The table below sets forth the additional number of shares of common stock issued or issuable to our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons, as a result of the adjustment to the conversion rate of the Series E preferred stock. The table also sets out the value of the additional shares of common stock assuming an initial public offering price of $14.50, the midpoint of the range set forth on the cover page of this prospectus.

Holder	Shares of Common Stock Issuable upon Conversion Before Adjustment of Series E Conversion Rate	Shares of Common Stock Issuable upon Conversion After Adjustment of Series E Conversion Rate	Additional Shares of Common Stock Issuable upon Conversion After Adjustment of Series E Conversion Rate	Value of Additional Shares of Common Stock Issuable upon Conversion After Adjustment of Series E Conversion Rate
Entities affiliated with Alloy Funds(1)	55,544	72,209	16,665	$241,643
Bruce Burrows(2)	106,531	138,496	31,965	$463,493
Entities affiliated with EuclidSR Funds(3)	91,266	118,648	27,382	$397,039
Biomedical Sciences Investment Fund Pte Ltd(4)	839,824	1,091,815	251,991	$3,653,870
Entities affiliated with InterWest Funds(5)	37,513	48,770	11,257	$163,227
Entities affiliated with Lehman Brothers Holdings, Inc.(6)	68,827	89,475	20,648	$299,396
SMALLCAP World Fund, Inc.(7)	773,470	1,005,551	232,081	$3,365,175
Entities affiliated with Versant Ventures(8)	108,853	141,512	32,659	$473,556
Entities affiliated with Fidelity Funds(9)	1,085,783	1,411,575	325,792	$4,723,984

Total	3,167,611	4,118,051	950,440	$13,781,383

(1)	Consists of 728 shares of our Series E Preferred Stock held of record by Alloy Partners 2002, L.P.; 27,043 shares of our Series E Preferred Stock held of record by Alloy Ventures 2002, L.P.; and 27,773 shares of our Series E Preferred Stock held of record by Alloy Ventures 2005, L.P. Michael Hunkapiller, an affiliate of Alloy Ventures, served a member of our Board of Directors until May 6, 2010.
(2)	Consists of 93,060 shares of our Series E Preferred Stock and a warrant to purchase 13,471 shares of our Series E Preferred Stock. Bruce Burrows is a holder of 5% or more of our capital stock. He served as a member of our Board of Directors from January 3, 2000 to January 15, 2008.
(3)	Consists of 36,461 shares of our Series E Preferred Stock and a warrant to purchase 9,172 shares of our Series E Preferred Stock held of record by EuclidSR Biotechnology Partners, L.P., and 36,461 shares of our Series E Preferred Stock and a warrant to purchase 9,172 shares of our Series E Preferred Stock held of record by EuclidSR Partners, L.P. Raymond Whitaker, an affiliate of Euclid SR Partners, is a member of our Board of Directors.
(4)	Consists of 806,088 shares of our Series E Preferred Stock and a warrant to purchase 33,736 shares of our Series E Preferred Stock. Biomedical Sciences Investment Fund Pte Ltd is a holder of 5% or more of our capital stock. Jeremy Loh, an affiliate of Biomedical Sciences Investment Fund Pte Ltd is a member of our Board of Directors.
(5)	Consists of 1,712 shares of our Series E Preferred Stock held of record by Interwest Investors VII, L.P. and 35,801 shares of our Series E Preferred Stock held of record by Interwest Partners VII, L.P. These affiliated entities collectively hold 5% or more of our capital stock.
(6)	Consists of 13,748 shares of our Series E Preferred Stock and a warrant to purchase 3,457 shares of our Series E Preferred Stock held of record by Lehman Brothers Healthcare Venture Capital L.P.; 3,075 shares of our Series E Preferred Stock and a warrant to purchase 773 shares of our Series E Preferred Stock held of record by Lehman Brothers Offshore Partnership Account 2000/2001, L.P.; 26,317 shares of our Series E Preferred Stock and a warrant to purchase 6,691 shares of our Series E Preferred Stock held of record by Lehman Brothers P.A. LLC; and 11,856 shares of our Series E Preferred Stock and a warrant to purchase 2,982 shares of our Series E Preferred Stock held of record by Lehman Brothers Partnership Account 2000/2001, L.P. These affiliated entities collectively hold 5% or more of our capital stock.
(7)	Consists of 757,073 shares of our Series E Preferred Stock and a warrant to purchase 16,397 shares of our Series E Preferred Stock. SMALLCAP World Fund, Inc. is a holder of 5% or more of our capital stock.
(8)	Consists of 1,589 shares of our Series E Preferred Stock and a warrant to purchase 369 shares of our Series E Preferred Stock held of record by Versant Affiliates Fund 1-A, L.P.; 3,989 shares of our Series E Preferred Stock and a warrant to purchase 1,090 shares of our Series E Preferred Stock held of record by Versant Affiliates Fund 1-B, L.P.; 1,610 shares of our Series E Preferred Stock and a warrant to purchase 419 shares of our Series E Preferred Stock held of record by Versant Side Fund I, L.P.; and 79,684 shares of our Series E Preferred Stock and a warrant to purchase 20,139 shares of our Series E Preferred Stock held of record by Versant Venture Capital I, L.P. Samuel D. Colella, an affiliate of Versant Ventures, is a member of our Board of Directors.
(9)	Consists of 83,193 shares of our Series E Preferred Stock held of record by Fidelity Contrafund: Fidelity Advisor New Insights Fund; 759,006 shares of our Series E Preferred Stock held of record by Fidelity Contrafund: Fidelity Contrafund; and 238,421 shares of our Series E Preferred Stock and a warrant to purchase 5,163 shares of our Series E Preferred Stock held of record by Variable Insurance Products Fund II: Contrafund Portfolio. These affiliated entities collectively hold 5% or more of our capital stock.

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